Exhibit 99.79

CONSENT OF D. THOMPSON

In connection with (1) the technical report entitled “Palmarejo Project, SW Chihuahua State, Mexico Technical Report” dated January 1, 2011 (the “Palmarejo Report”) and (2) the annual information form of the Corporation, dated as of March 24, 2011, (the “AIF”), which includes reference to the undersigned in connection with information relating to the Palmarejo Report and the properties described therein, the undersigned hereby consents to reference to the undersigned’s name and information derived from the Palmarejo Report that the AIF included or incorporated by reference and is contained within in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the United States Securities and Exchange Commission.

/s/ Daniel Thompson
	Name:	Daniel Thompson
	Title:	Manager of Technical Services, P.E.,
Stonegate Agricom, LTD.

Date: August 26, 2011